CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022964

SEC FILE NUMBER
8-38369

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 3 0 2002

FV 8-30-02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PROGRESSIVE ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
020633
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Oak Grove Road
(No. and Street)

Concord (City) CALIFORNIA (State) 94518 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC LEENSON, PRESIDENT & CHIEF FINANCIAL OFFICER 925/521-1334
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKLE STUCKEY HARDESTY & BOTT
(Name — *if individual, state last, first, middle name*)

PROCESSED
SEP 1 1 2002
THOMSON
FINANCIAL

101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94901
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ERIC LEENSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROGRESSIVE ASSET MANAGEMENT, INC., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT & CHIEF FINANCIAL OFFICER

Title

Notary Public

C. CARTIER
Commission # 1274678
Notary Public - California
Contra Costa County
My Comm. Expires Sep 17, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Progressive Asset Management, Inc.

Financial Statements

and

Supplemental Information

Years ended June 30, 2002 and 2001

with

Reports of Independent Auditors

Contents

	Page
Financial Statements	
Report of Independent Auditors	1
Statement of Financial Condition	2
Statement of Operations	4
Statement of Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplemental Information	
Report of Independent Auditors on Supplemental Information	20
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	21
Computation of Net Capital under Rule 15c3-1of the Securities and Exchange Commission	22
Reconciliation Pursuant to Rule 17a-5(d)(4)	23
Computation for Determination of Reserve Requirements	24
Information Relating to Possession or Control Requirements	24
Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5	25

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
Progressive Asset Management, Inc.

We have audited the accompanying statement of financial condition of Progressive Asset Management, Inc. as of June 30, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Progressive Asset Management, Inc. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progressive Asset Management, Inc. as of June 30, 2002 and 2001, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
Larkspur, California
July 18, 2002

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2002 and 2001

	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$337,225	$479,383
Investment securities, at fair market value	--	108,979
Commissions receivable	24,367	44,694
Other receivables	4,477	12,874
Prepaid expenses	21,612	16,308
Total current assets	387,681	662,238
Property and equipment, at cost	34,112	30,114
Accumulated depreciation	(24,809)	(19,189)
Property and equipment, net	9,303	10,925
Other assets		
Deposits	1,216	1,467
Other investments, at cost	3,300	19,300
Investment in unconsolidated subsidiary	100,000	24,179
Total other assets	104,516	44,946
Total assets	$501,500	$718,109

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2002 and 2001

	2002	2001
Liabilities		
Current liabilities		
Accounts payable	$3,016	$10,548
Salaries and commissions payable	933	5,927
Accrued liabilities	7,500	13,500
Income taxes payable	1,600	1,600
Total current liabilities	13,049	31,575
Other liabilities		
Earth Trade settlement - Subordinated	33,849	78,074
Total liabilities	46,898	109,649
Other commitments and contingencies		
Preferred stock, Series A, $7 stated value; 200,000 shares authorized, 72,352 shares issued and outstanding (2001 - 78,670)	50,646	55,069
Stockholders' equity		
Preferred stock, Series B, $1 stated value; 25,000 shares authorized, 25,000 shares issued and outstanding (2001 - 25,000)	25,000	25,000
Common stock, no par value; 5,000,000 shares authorized, 1,220,483 shares issued and outstanding (2001 - 1,460,104)	1,260,871	1,418,187
Retained earnings (accumulated deficit)	(881,915)	(889,796)
Total stockholders' equity	403,956	553,391
Total liabilities and stockholders' equity	$501,500	$718,109

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Operations
Years ended June 30, 2002 and 2001

	2002	2001
Revenues		
Commissions	$443,026	$569,791
Interest and dividend income	10,534	25,845
Other	44,212	7,969
Total revenues	497,772	603,605
Costs and expenses		
Employee compensation and benefits	238,355	194,175
Communications	12,466	1,901
Dues and subscriptions	40,784	39,797
Insurance	27,593	28,075
Occupancy	23,523	21,564
Office expenses	16,056	22,195
Professional fees	37,016	53,471
Promotion and advertising	28,902	20,514
Regulatory	8,322	11,267
Taxes and licenses	505	5,766
Travel and entertainment	9,345	3,857
Depreciation and amortization	5,621	4,734
Total costs and expenses	448,488	407,316
Income before income taxes	49,284	196,289
Taxes on income	1,600	1,600
Net income (loss)	$47,684	$194,689
Net income (loss) per share		
Basic	$0.04	$0.13
Fully diluted	$0.02	$0.07
Shares used to compute per share amounts		
Basic	1,328,616	1,534,094
Fully diluted	2,343,692	2,695,035

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Stockholders' Equity
Years ended June 30, 2002 and 2001

	Preferred stock, Series B		Common stock		Retained	Stockholders'
	Shares	Amount	Shares	Amount	earnings (deficit)	equity totals
Balances, June 30, 2000	25,000	$25,000	1,583,557	$1,468,657	($1,047,678)	$445,979
Redemption of preferred stock, Series A, at stated value, net of issuance value	--	--	--	--	(36,807)	(36,807)
Issuance of common stock	--	--	1,500	615	--	615
Repurchases of common stock	--	--	(124,953)	(51,085)	--	(51,085)
Net income (loss)	--	--	--	--	194,689	194,689
Balances, June 30, 2001	25,000	25,000	1,460,104	1,418,187	(889,796)	553,391
Redemption of preferred stock, Series A, at stated value, net of issuance value	--	--	--	--	(39,803)	(39,803)
Issuance of common stock	--	--	1,500	900	--	900
Repurchases of common stock	--	--	(241,121)	(158,216)	--	(158,216)
Net income (loss)	--	--	--	--	47,684	47,684
Balances, June 30, 2002	25,000	$25,000	1,220,483	$1,260,871	($881,915)	$403,956

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Cash Flows
Years ended June 30, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income (loss)	$47,684	$194,689
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Unrealized loss (gain) on investments	--	(855)
Depreciation and amortization	5,621	4,734
Issuance of common stock for director fees	900	615
Changes in current assets and liabilities		
Investment securities	108,979	(95,000)
Commissions receivable	20,327	30,053
Other receivables	8,397	3,966
Prepaid expenses	(5,304)	4,020
Accounts payable	(7,532)	(4,012)
Salaries and commissions payable	(4,994)	(4,146)
Accrued liabilities	(6,000)	(13,383)
Earth Trade settlement payment	(44,225)	(40,926)
Income taxes receivable and payable	--	1,600
Net cash provided (used) by operating activities	123,853	81,355
Cash flows from investing activities		
Purchase of furniture and equipment	(3,999)	--
Change in deposits	251	8,065
Proceeds from sale of other investments	16,000	--
Net cash provided (used) by investing activities	12,252	8,065
Cash flows from financing activities		
Investment in unconsolidated subsidiary	(75,821)	(24,179)
Redemption of preferred stock, Series A	(44,226)	(40,898)
Repurchase of common stock	(158,216)	(51,085)
Net cash provided (used) by financing activities	(278,263)	(116,162)
Net change in cash and cash equivalents	(142,158)	(26,742)
Cash and cash equivalents,		
Beginning of year	479,383	506,125
End of year	$337,225	$479,383
Supplemental disclosures of cash flow information		
Cash paid during the year for income taxes	$1,600	$ --

See accompanying notes.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2002

Note 1 – Summary of significant accounting policies

Basis of presentation
Progressive Asset Management, Inc. (Company) incorporated in California in 1987 and registered as a broker-dealer under the Securities and Exchange Act of 1934. Through May 1999, the Company was a full-service investment firm specializing in socially responsible investing. As more fully discussed in Note 12, the Company transferred all customer accounts and relationships with client representatives to another broker-dealer. The Company remains registered as a broker-dealer, continues to provide research and referrals in consideration for commission-based fees and recruits brokers for FWG (Note 12).

In its policies, practices and programs, the Company commits to provide its clients with the highest quality financial products and investment services and to operate as a strong, positive force for social justice and environmental protection. The headquarters of the Company is in Concord, California.

The accompanying financial statements include the accounts of the Company and exclude the accounts of its 70%-owned subsidiary, ProgressiveTrade Securities, Inc., a start-up enterprise incorporated on November 1, 2000 and that had no significant activity during the years ended June 30, 2002 and 2001. The Company invested $100,000 in ProgressiveTrade Securities, Inc. during the year ended June 30, 2002 (Note 6).

The Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and demand deposits held by commercial banks and money market funds held by registered investment companies. All cash and cash equivalents are available to the Company within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to their short-term nature.

Note 1 – Summary of significant accounting policies (continued)

Investment securities and investments
The Company classifies investments in marketable securities as investment securities and records them at their fair market value. The Company classifies investments without a ready market as other investments and records them at the lower of cost or estimated net realizable value.

Property and equipment
Property and equipment consists of office and computer equipment and furniture. The Company computes depreciation of property and equipment using the straight-line method over the estimated useful lives of the respective property and equipment, ranging from three to seven years.

Investment in unconsolidated subsidiary
The Company records its investment in unconsolidated subsidiary (Note 6) at cost.

Security transactions and commissions
The Company records net commission revenue from FWG (Note 12) and on its limited security transactions on a settlement-date basis. Net commission revenue on unsettled transactions at year-end is not material.

Advertising costs
The Company expenses costs for producing and communicating advertising when incurred.

Income taxes
The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are included in financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years when the Company estimates the differences to reverse. As of June 30, 2002 and 2001, there were no significant deferred tax assets or liabilities except for a deferred tax asset (net of a 100% valuation allowance) resulting from available income tax loss carryforwards (Note 7).

Note 1 – Summary of significant accounting policies (continued)

Earnings per share
The Company calculates basic earnings per share based on the weighted average number of common shares outstanding during the year. The Company calculates fully diluted earnings per share based on the weighted average number of common shares and common stock equivalents, including options and convertible preferred stock, outstanding during the year.

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with accounting principle generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in these financial statements and notes. Although management of the Company bases the estimates on its knowledge of current events and actions it may undertake in the future, actual results may differ.

Note 2 – Earth Trade settlement

Earth Trade, Inc. (Earth Trade) organized in 1992 to promote sustainable development by marketing both organic and conventional food products from farm cooperatives in the developing world. In prior years, the Company acted as a sales agent in connection with the placement of certain Earth Trade debt and equity securities.

Note 2 – Earth Trade settlement (continued)

Principally due to continuing losses, the shareholders of Earth Trade voted in May 1997 to voluntarily dissolve and liquidate its net assets. In April 1997, the Company Board of Directors, with consideration of its mission and standards of social responsibility, its 30% ownership of Earth Trade and its role as placement agent for debt and equity securities issued by Earth Trade, offered a settlement agreement to the Earth Trade note holders. Under the agreement, in exchange for their residual Earth Trade debt and a general release of liability, the note holders could receive either Company Series A preferred stock (Note 8) with a stated value of $7.00 (fair market value on settlement date of $0.70) or Company common stock with a stated value of $5.00 (fair market value on settlement date of $0.50). Substantially all the Earth Trade note holders accepted the settlement agreement in January 1998.

During the years ended June 30, 1999 and 1998, the Company issued stock and cash to close the settlement agreement, as follows:

	Shares	Amount
Preferred, Series A	94,879	$ 66,416
Common	91,852	45,925
Cash	–	27,022
Total		$139,363

In February 1999, the shareholders approved an additional settlement with certain remaining Earth Trade note holders. Under the agreement, in exchange for their residual Earth Trade debt, a general release of liability and a subordination agreement acceptable to the NASD, the note holders will receive a total of $380,000. A reconciliation of the additional settlement subordinated liability and current and future payments follow. Future payments depend upon the gross revenue of the Company limited by the ability of the Company to meet the NASD net capital requirements (Note 16). The remaining note holders may elect to exchange their debt for Company common shares held by its chair. Outstanding amounts, if any, owed to the chair of the Company due to any exchange of debt for common shares are further subordinated to debt owed the remaining note holders.

Earth Trade settlement subordinated liability and current and future payments as of June 30, 2002 and 2001 reconcile as follows:

Note 2 – Earth Trade settlement (continued)

Additional settlement	$380,000
Total payments through June 30, 2000	261,000
Earth Trade settlement subordinated liability as of June 30, 2000	119,000
Paid by the Company on September 27, 2000	40,926
Earth Trade settlement subordinated liability as of June 30, 2001	78,074
Paid by the Company on September 25, 2001	44,225
Earth Trade settlement subordinated liability as of June 30, 2002	$ 33,849

Remaining minimum and maximum amounts payable by the Company during the years ended June 30, subject to the ability of the Company to meet the NASD net capital requirements (Note 16), total as follows:

	Minimum	Maximum
2003	$30,000	$33,849
2004	–	3,849

Before the settlement agreements, the Company owed nothing to Earth Trade or its share- or note holders. Accordingly, the settlement agreement is not a debt extinguishment. However, due to the mandatory redemption feature of the Series A preferred stock (Note 8) issued as part of the first Earth Trade settlement agreement, management does not classify it with stockholders' equity.

Note 3 – Investment securities

As of June 30, 2002, the Company held no investment securities. On July 16, 2001, the Company redeemed its matured zero coupon bonds for $14,000. On August 30, 2001, the Company redeemed its matured bank certificate of deposit for $95,000 plus accrued interest.

Investment securities as of June 30, 2001 consisted of a bank certificate of deposit that bore interest at 3.50%, matured August 30, 2001 and totaled $95,000 and zero coupon bonds that matured July 15, 2001 and totaled $13,979.

Note 4 – Property and equipment

Property and equipment as of June 30, 2002 and 2001, consists of the following:

	2002	2001
Furniture	$18,673	$18,673
Equipment	4,457	4,457
Computer equipment	10,982	6,984
Property and equipment, at cost	34,112	30,114
Accumulated depreciation	(24,809)	(19,189)
Property and equipment, net	$ 9,303	$10,925

Note 5 – Other investments

Other investments as of June 30, 2002 consist of 300 warrants to purchase the common stock of the NASDAQ Stock Market, Inc., beginning June 28, 2002 and totaling $3,300.

On October 25, 2001 and January 24, 2002, the Company redeemed its matured notes receivable from Oikocredit USA for $1,000 and $15,000, respectively.

Other investments as of June 30, 2001 consisted of notes receivable from Oikocredit USA (formerly Ecumenical Development Cooperative Society) that matured during the year ending June 30, 2002 and totaled $16,000 and 300 warrants to purchase the common stock of the NASDAQ Stock Market, Inc., beginning June 28, 2002 and totaled $3,300.

Note 6 – Investment in unconsolidated subsidiary

The investment in unconsolidated subsidiary as of June 30, 2002 totals $100,000 from an investment made March 31, 2002 (Note 1).

The investment in unconsolidated subsidiary as of June 30, 2001 consisted of a note receivable that bore interest at 10%, matured December 1, 2001 and totaled $16,000 and other reimbursable expenses that totaled $8,179.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2002

Note 7 – Income taxes receivable, payable and provision

As of June 30, 2002 and 2001, the Company had net operating loss carryforwards available to reduce future federal and California income taxes estimated as follows:

	Federal	California
Expiring June 30		
2004	–	$52,000
2013	86,000	–
2019	560,000	–
Totals available as of June 30, 2001	646,000	52,000
Used during the year ended June 30, 2002		
2004	–	9,000
2013	6,000	–
2019	–	–
Totals used during the year ended June 30, 2002	6,000	9,000
Expiring June 30		
2004	–	43,000
2013	80,000	–
2019	560,000	–
Totals available as of June 30, 2002	$640,000	$ 43,000

As of June 30, 2002 and 2001, the Company had carryforwards of unused tax credits related to low-income housing of approximately $75,000 and $58,000, respectively, from several partnerships in which the Company has invested or received participating interests.

Under certain 1986 Tax Reform Act provisions, the availability of the net operating loss carryforwards is subject to limitation upon a change in ownership of more than 50% of the stock of the Company.

The income tax provision for the years ended June 30, 2002 and 2001 consists of minimum state franchise taxes.

Note 8 – Series A preferred stock

The Series A preferred stock issued during the years ended June 30, 1999 and 1998, in connection with the Earth Trade settlement (Note 2), does not pay dividends, is non-voting, has a $7.00 per share liquidation preference over the common and Series B preferred stock and is convertible 1:1 into shares of common stock at the option of the holder or automatically upon the occurrence of certain events. The Series A preferred stock is subject to mandatory redemption annually each November 1 at $7.00 per share.

The Company will redeem a portion of the Series A preferred stock based on 1% of its gross revenues, as adjusted, and limited by the ability of the Company to meet the NASD net capital requirements (Note 16). The liquidation preference and remaining redemption requirement of the Series A preferred stock as of June 30, 2002 and 2001 totaled $506,466 and $550,691, respectively. The Company includes the Series A preferred stock on the consolidated statement of financial condition at its value when issued (Note 2) and excludes it from stockholders' equity.

Note 9 – Series B preferred stock

The Company, as part of a May 1999 agreement and amended November 1, 2001, with Paradox Holdings, Inc., parent of FWG (Note 12), agreed to sell a 40% ownership interest in the Company; represented by Series B preferred stock, for $25,000. Following approval by the NASD in June 1999, the Company received payment and issued 25,000 shares of Series B preferred stock in July 1999.

The Series B preferred stock is entitled to 40% of the total dividends declared on common stock, is entitled to vote as if converted to a 40% share of the common stock, has a $1.00 per share liquidation preference (plus declared but unpaid dividends) over the common stock and is convertible into shares of common stock equal to 40% of the common stock after conversion at the option of the holder or automatically after the sooner of the Company receiving $875,000 under the agreement (Note 12) or January 1, 2003.

As of June 30, 2002, two of the seven directors of the Company are officers of FWG.

Note 10 – Common stock

During the year ended June 30, 2002, the Company completed a tender offer to acquire 184,671 shares of its common stock for $0.60 per share plus expenses totaling $16,915.

Note 11 – Common stock options

In December 1995, the Company adopted a stock option and incentive plan that allows for the issuance of up to 200,000 shares of common stock. The plan provides for the award of stock options, employee stock purchases and restricted stock grants. Of the options awarded, all vest immediately and must be held for up to two years before exercise. Options awarded before December 1995 had holding requirements of up to seven years.

The Company Board of Directors determines awards of additional stock options, vesting, exercise prices and other option terms. The exercise prices for all options awarded have not been less than the fair market value of the stock as determined by the Board of Directors at the date of grant. Certain options require a 10% premium on the option price under certain circumstances. Outstanding options as of June 30, 2002 and 2001 expire from December 31, 2002 through 2007 and reconcile as follows:

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2002

Note 11 – Common stock options (continued)

	Price	Shares	Expiration
Outstanding as of June 30, 2001 and granted during the calendar year ended December 31			
1991-4	$1.00	6,000	2001
1995	2.00	3,227	2001
1995	2.00	2,000	2002
1996	1.00	32,000	2002
1996	2.00	2,500	2002
1997	1.00	31,628	2002
1997	1.00	14,500	2003
1998	0.24	1,500	2003
1998	0.24	1,000	2004
1999	0.49	1,500	2005
2000	0.41	1,500	2006
Outstanding as of June 30, 2001		97,355	
Granted as of December 31, 2001	0.60	1,500	2007
Expired December 31, 2001	1.00	(6,000)	2001
Expired December 31, 2001	2.00	(3,227)	2001
Outstanding as of June 30, 2002		89,628	

The Company, with consideration of its mission and standards of social responsibility, desires to expense its stock options. However, the value of its outstanding stock options as of June 30, 2002 is immaterial. Consequently, the Company records its stock-based awards using the intrinsic value method of accounting in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, the Company recognized no compensation expense in the accompanying financial statements. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (SFAS 123)," requires the disclosure of pro forma net income had the Company adopted the fair value method of accounting. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the stock-based awards of the Company. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which significantly affect the calculated values.

Note 12 – Paradox Holding, Inc. and FWG agreement

In May 1999, the Company entered into agreement with Paradox Holdings, Inc., parent of Financial West Investment Group, Inc. (FWG), in which the Company transferred all of its customer accounts and relationships with client representatives to FWG. FWG retains 4.75% of all gross commissions generated by the transferred representatives (and any other representatives recruited by the Company in the future), pays commissions and reimburses certain expenses to the transferred representatives and remits the net commissions to the Company. FWG retains only 2.25% of all gross commissions until the difference (2.50% of all gross commissions) paid to the Company totals $875,000.

The Company records payments from FWG in connection with the transfer as commission revenue. Of the total FWG commissions the Company recorded as revenue during the years ended June 30, 2002 and 2001, $106,315 and $109,916, respectively, represent payments against the $875,000 with $549,732 and $656,047, respectively, still due as of June 30, 2002 and 2001. Paradox Holdings, Inc. has guaranteed payments to the Company by FWG, Inc.

Note 13 – Employee benefit plans

The Company offers a SIMPLE profit sharing plan for the benefit of its employees. The SIMPLE profit sharing plan allows for both Company and employee elective contributions. Additionally, the Company is required to match employee elective contributions up to the lesser of each employee's actual elective contributions or 3% of each employee's salary. Company matching contributions paid or accrued on employee salary earned and deferred during the year ended June 30, 2002 and 2001 totaled $6,056 and $5,819, respectively.

Note 14 – Credit risk and concentrations

As of and during the years ended June 30, 2002 and 2001, the Company maintained deposit balances at a commercial bank in excess of federal deposit insurance amounts. Federal deposit insurance does not cover money market amounts held by registered investment companies.

Note 14 – Credit risk and concentrations (continued)

Amounts held by, due from and earned from FWG (Note 12) represent concentrations in the following percentages as of or during the years ended June 30, 2002 and 2001, as follows:

	2002	2001
Cash and cash equivalents	29%	2%
Investment securities	–%	100%
Commissions receivable	100%	100%
Commission revenues	91%	100%

Note 15 – Commitments and contingencies

The company leases its office facility in Concord, California under an operating lease from September 12, 2000 through October 1, 2002 from an entity owned or otherwise controlled by its chair. As of June 30, 2002, remaining future minimum lease payments for the year ended June 30, 2003 totaled $4,980. During the years ended June 30, 2002 and 2001, rent expense, net of sublease payments, totaled $23,523 and $21,564, respectively.

The Company, in the ordinary course of its business, is named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Note 16 – Net capital requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of June 30, 2002 and 2001, the Company had net capital of $293,275 and $520,322, respectively, which is $288,275 and $515,322, respectively, in excess of its required net capital of $5,000 and $5,000, respectively. As of June 30, 2002 and 2001, the ratio of aggregate indebtedness to net capital was 0.0445 and 0.0607 to 1, respectively.

Note 17 – Subsequent event

The NASD conducted a review of the books and records of PAM on June 18, 2002, and concluded in its "Exit Conference Summary Form" dated July 2, 2002, that the NASD did not consider certain money market funds, deposited in a brokerage account with FWG and totaling $99,338, to be an allowable asset of PAM for its computation of net capital (Note 16) because no Proprietary Accounts of Introducing Broker-Dealer (PAIB) agreement exists between FWG and PAM.

PAM made no adjustments to its computation of net capital due to the NASD finding because the "Exit Conference Summary Form" is not binding or final, the money market funds are fully transferable and do not constitute a "good-faith deposit" requirement by FWG, PAM meets the minimum net capital requirements even if it excludes the money market funds from its allowable assets and, if a binding and final determination by the NASD concludes that a PAIB agreement is required between FWG and PAM, then FWG and PAM will make such an agreement.

Note 18 – Quarterly financial results (unaudited)

The unaudited revenues and income (loss) of the Company for the four quarters ending June 30, 2002 and 2001, total as follows:

	Revenues	Income
September 30, 2001	$122,790	$20,762
December 31, 2001	146,752	21,552
March 31, 2002	110,472	3,656
June 30, 2002	115,687	1,714
September 30, 2000	$140,558	$39,174
December 31, 2000	189,125	74,074
March 31, 2001	128,938	40,981
June 30, 2001	144,984	40,460

The Company originally reported unaudited income during the quarters ended December 31, 2001 and March 31, 2002, totaling $7,305 and $988, respectively. The unaudited income during the quarters ended December 31, 2001 and March 31, 2002, reported herein, reflects adjustments related to the common stock tender offer (Note 10) of $14,247 and $2,668, respectively.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Supplemental Information

Board of Directors
Progressive Asset Management, Inc.

We have audited the financial statements of Progressive Asset Management, Inc. as of and for the year ended June 30, 2002, and have issued our report thereon dated July 18, 2002. Our audit was made primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
Larkspur, California
July 18, 2002

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

Progressive Asset Management, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
June 30, 2002

Balance, beginning of year	$78,074
Increase (decrease)	(44,225)
Balance, end of year	$33,849

Progressive Asset Management, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2002

Aggregate indebtedness	
Total liabilities	$ 46,898
Less subordinated liabilities	33,849
Total aggregate indebtedness	$ 13,049
Net capital	
Stockholders' equity	$403,956
Addition	
Subordinated liabilities	33,849
Deductions	
Petty cash	200
Other receivables	4,477
Prepaid expenses	21,612
Property and equipment, net	9,303
Deposits	1,216
Other investments, at cost	3,300
Investment in unconsolidated subsidiary	100,000
Securities haircuts	3,146
Undue concentration	1,276
Total deductions	144,530
Net capital	$293,275
Net capital requirements and ratio	
Minimum net capital requirements	
Higher of 6-2/3% x aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$288,275
Excess net capital at 1,000% of aggregate indebtedness	$291,970
Aggregate indebtedness to net capital ratio	0.0445 to 1

Progressive Asset Management, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
June 30, 2002

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of June 30, 2002)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$345,465
Audit adjustments	(52,190)
Net capital, as adjusted	$293,275
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$20,213
Audit adjustments	(7,164)
Aggregate indebtedness, as adjusted	$13,049

Progressive Asset Management, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2002

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

Progressive Asset Management, Inc.
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2002

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Progressive Asset Management, Inc.

We have audited the financial statements of Progressive Asset Management, Inc. as of and for the year ended June 30, 2002, and have issued our report thereon dated July 18, 2002. As part of our audit, we made a study and evaluation of the system of internal accounting control (internal control structure) of the Company to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Progressive Asset Management, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate as of June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
Larkspur, California
July 18, 2002